FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

El Nino Ventures Inc.

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

October 9, 2007

Item 3: News Release:

A news release dated and issued on October 9, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

El Nino Ventures Inc. is pleased to announce that their 5,000 meter, reverse circulation drill program is underway on its properties in the Democratic Republic of Congo (DRC)..

Item 5: Full Description of Material Change:

October 9, 2007, Vancouver, BC – El Niño Ventures Inc. (“El Niño”) (TSX.V: ELN; OTCBB: ELNOF; Frankfurt: E7Q) is pleased to announce that their 5,000 meter, reverse circulation drill program is underway on its properties in the Democratic Republic of Congo (DRC). The drill program will focus on the Zone 1 identified by the remote sensing survey completed earlier and will also test the area covered by artisanal workings on the property. Furthermore a new, discovered copper zone will be drilled off to determine the extent of mineralization.

The airborne geophysics survey of our properties is now completed and preliminary results are being incorporated in our drill program. The drill program will comprise a number of short holes each averaging about 100 meters in length, with approximately 50 holes projected to be completed in the next six weeks. All core chips samples will be collected under strict supervision and will be assayed by ALS Chemex laboratories in South Africa. ALS Chemex is a internationally recognized and respected assaying company.

Jean Luc Roy, President of El Nino states: “I am very pleased with the substantial progress we have made with our program in the DRC particularly taking into account the very short time we have been there. Our camp is fully operational, our very experienced team has done a tremendous job getting everything into place to allow us to drill 5,000 meters before the rainy season in the DRC. The start of the drill program is a very telling statement in our ability to operate in the DRC and we look forward to sharing the results of this drilling program with our shareholders over the next few months.”

About El Niño Ventures Inc.

El Niño Ventures is a junior exploration company, whose corporate objective is to revisit former mining regions and apply the latest technologies to advanced stage exploration targets.  El Niño has acquired a 70% interest in over 350 square kilometers in the world renowned copper belt in the Democratic Republic of Congo. In addition to our copper project in the Congo, El Niño is currently in the middle of a 25,000 meter drill program on the Bathurst Mining Camp via an option/ joint venture agreement with Xstrata Zinc.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870      Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 12th day of October 2007.